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                                                                    EXHIBIT 99.3
                                                           [English Translation]


CLOSING OF SHAREHOLDER REGISTER

1.   Closing Date       November 15, 2004

2.   Period of Closing the Shareholder Register
                - Date of Commencement          November 16, 2004
                - Date of Expiration            November 24, 2004

3.   Reasons for Closing
                - To record rightful shareholders for an Extraordinary General
                  Meeting of Shareholders

4.   Date of Board of Directors' Resolution             October 29, 2004